MANHATTAN MINERALS CORP.
NEWS RELEASE

October 31, 2003	Toronto Stock Exchange
Trading Symbol: MAN

Manhattan's Citizen Participation Workshops Completed on Time, Public Audiences Next

As has previously been reported, an environmental impact assessment ("EIA") was submitted to the government of Peru in December 2002. One of the last stages in the process of obtaining the final approval of the EIA is a series of Citizen Participation Workshops in the towns surrounding the Project in order to permit local individuals and stakeholders to hear about the Project and express their views regarding its development.

On October 30, 2003, the final Citizen Participation Workshop was held. These workshops were organized and presented by the Ministry of Energy and Mines (the "MEM"). Additional presentations at these workshops were made by Manhattan Minerals and Klohn Crippen and were managed with an independent moderator. The attendees were permitted to ask questions and make statements during the workshops. During these videotaped workshops, representatives of the MEM confirmed to the attendees at the workshops that the current Minister of Economy and Finance (previously Minister of Energy and Mines) has agreed to the transfer of the government's 25% ownership interest in the Tambogrande concessions to the local region. The workshops had a combined attendance of 6,383 and were widely regarded as successful.

It is evident that the vast majority of the population of the region is keenly interested in the information provided, and in being involved in dialogue and the decision making process. This majority includes a great many stakeholders who were historically opposed to the project, but who are now in favor of mine development conditional upon the project being developed responsibly and with respect to the people and the environment. These include leaders of the agricultural sector, the Urban Front of Defense of Tambogrande, and civic and academic stakeholder groups. The issues at Tambogrande no longer appear to be ones of social conflict or community objection, but have been reduced to a very specific security issue linked to one stakeholder group, which by criminal activity, is interfering with the rights of the community.

Shortly before the planned Citizen Participation Workshop in the town of Tambogrande, Manhattan received reliable and detailed information that a group of demonstrators were planning to violently disrupt the Tambogrande meetings with hired demonstrators. The Company was advised to, and did, relocate the meetings to the nearby town of Sullana where the meeting was subsequently held without incident. A total of 1,450 people from Tambogrande attended this meeting.

As a result of the security issues created by this planned illegal activity, including the planned trucking in of people from outside of the region ostensibly for the purpose of causing conflict, which security issues were confirmed by public comments by the Vice Minister of the MEM, the MEM has cancelled the Public Audience in Tambogrande planned for November 7th, and is moving directly to the planned EIA review public audiences in Lima and Piura.

Manhattan is greatly concerned that the cancellation of the planned public audience on November 7h in Tambogrande will affect Manhattan's ability to fulfil its contractual obligations. This cancellation will also allow any special interest groups that are opposed to the project development to suggest that the review process was flawed because a Public Audience was not held in Tambogrande. This is entirely unacceptable to Manhattan. The Company would like the security issues resolved so that it can fulfil its obligations under the EIA review process and allow the entire population to receive factual information about the project that will enable them to make an informed decision about the project development. At previous workshops, many local leaders of the area's agricultural sector who previously opposed the project have demonstrated strong support for the EIA review process and responsible mine development at Tambogrande.

Accordingly, the Company has sent a letter to the Ministry of Energy and Mines insisting that the government fulfil its contractual obligations to provide security for the public audiences at Tambogrande.

Manhattan has also submitted a letter to Centromin, the government agency with which Manhattan has an option agreement in respect of the Tambogrande concessions, stating that these security issues are having a material effect upon the ability of all parties to comply with the terms of the option agreement and that, as a result, Manhattan requires the appropriate authorities to resolve the security issues relating to Tambogrande.

The above issues relate only to the Tambogrande concessions which are contained within the option agreement with Centromin. This issue does not relate to the Company's other assets, including the Lancones concessions, or the Papayo concessions.

For further information please contact:

Lawrence Glaser	Horng Dih Lee
Chairman, President, CEO	Chief Financial Officer

Tel: (604) 669-3397
www.manhattan-min.com

Note: The Company relies on litigation protection for forward-looking statements.